FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.
Exact Name of Registrant as Specified in Charter

0001102913
Registrant CIK Number

Form 8-K, July 14, 2005, Series 2005-R6

333-121781


RECEIVED
JUL 15 2005
WASH, D.C.
213
SECTION

Name of Person Filing the Document
(If Other than the Registrant)


05061164

PROCESSED
JUL 21 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 14, 2005

AMERIQUEST MORTGAGE SECURITIES INC.



By: ______________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COLLATERAL TERM SHEET
$1,200,000,764 *(Approximate)*


RECEIVED
JUL 15 2005
213
SECTION

Asset-Backed Pass-Through Certificates
Series 2005-R6

July 12, 2005

Ameriquest Mortgage Securities Inc.



AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

CREDIT SUISSE | FIRST BOSTON

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,095		
Aggregate Current Principal Balance:	$1,200,000,764.26		
Average Current Principal Balance:	$169,133.30		$59,209.02 - $749,246.20
Aggregate Original Principal Balance:	$1,201,177,642.00		
Average Original Principal Balance:	$169,299.17		$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.012%		5.500% - 13.100%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.940%		1.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.232%		11.500% - 19.100%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.232%		5.500% - 13.100%
Wtd. Avg. Original LTV:	78.12%		13.34% - 95.00%
Wtd. Avg. Borrower FICO:	600		500 - 810
Geographic Distribution (Top 5):	CA	14.49%	
	FL	11.76%	
	NY	7.93%	
	MA	6.25%	
	NJ	5.76%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,632	735,202,506.28	61.27	357	41.60	8.472	567	77.36
2Yr/6 Mo Libor (IO)	449	120,735,130.00	10.06	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor	552	84,911,570.48	7.08	355	39.71	7.954	584	76.62
3Yr/6 Mo Libor (IO)	82	19,143,740.06	1.60	359	39.48	6.835	653	78.14
Fixed	1,293	219,920,866.44	18.33	335	38.80	7.133	677	79.06
Fixed (IO)	87	20,086,951.00	1.67	359	38.42	7.075	663	78.02
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,988	155,654,410.00	12.96	345	38.97	8.908	580	73.61
100,000.01 - 150,000.00	1,919	238,114,095.00	19.82	350	40.26	8.293	589	77.72
150,000.01 - 200,000.00	1,228	213,590,776.00	17.78	354	40.36	8.000	596	78.45
200,000.01 - 250,000.00	723	161,854,643.00	13.47	354	41.46	7.782	601	78.34
250,000.01 - 300,000.00	489	133,678,978.00	11.13	356	41.22	7.647	611	78.02
300,000.01 - 350,000.00	304	98,412,450.00	8.19	357	42.52	7.829	604	79.26
350,000.01 - 400,000.00	148	55,010,801.00	4.58	356	41.23	7.505	619	81.14
400,000.01 - 450,000.00	117	49,538,538.00	4.12	358	43.09	7.438	619	81.73
450,000.01 - 500,000.00	82	39,021,430.00	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,454,211.00	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,184,971.00	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,882,989.00	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,950.00	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,775,400.00	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,201,177,642.00**	**100.00**	**353**	**40.72**	**8.011**	**600**	**78.12**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,990	155,679,864.90	12.97	345	38.97	8.907	580	73.62
100,000.01 - 150,000.00	1,917	237,659,111.79	19.80	350	40.26	8.294	589	77.72
150,000.01 - 200,000.00	1,229	213,572,985.75	17.80	354	40.37	7.999	596	78.46
200,000.01 - 250,000.00	723	161,746,307.77	13.48	354	41.45	7.780	601	78.23
250,000.01 - 300,000.00	489	133,604,012.55	11.13	356	41.19	7.648	611	78.13
300,000.01 - 350,000.00	303	98,023,047.77	8.17	357	42.56	7.834	604	79.26
350,000.01 - 400,000.00	149	55,366,521.12	4.61	356	41.24	7.493	619	81.07
400,000.01 - 450,000.00	116	49,099,089.22	4.09	358	43.09	7.451	618	81.82
450,000.01 - 500,000.00	82	38,991,541.54	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,440,547.24	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,161,092.73	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,880,748.92	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,456.37	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,772,436.59	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,368,038.15	0.20	119	35.62	7.777	665	64.42
121 - 180	172	20,513,445.34	1.71	179	36.95	7.485	654	74.79
181 - 240	147	19,057,848.27	1.59	239	37.93	7.340	654	75.33
241 - 300	28	4,182,151.94	0.35	299	35.83	7.282	684	78.76
301 - 360	6,723	1,153,879,280.56	96.16	359	40.86	8.035	598	78.25
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	154	41,420,709.77	3.45	350	36.84	5.818	708	76.59
6.000 - 6.499	344	81,176,468.12	6.76	346	38.75	6.285	677	76.90
6.500 - 6.999	1,066	225,609,359.01	18.80	351	39.27	6.767	639	78.91
7.000 - 7.499	631	118,295,747.80	9.86	351	40.09	7.259	620	79.31
7.500 - 7.999	1,178	205,486,008.15	17.12	353	40.64	7.779	599	78.80
8.000 - 8.499	681	106,172,582.55	8.85	355	40.74	8.254	569	76.14
8.500 - 8.999	1,141	169,362,079.31	14.11	355	42.32	8.757	563	78.01
9.000 - 9.499	493	70,494,664.84	5.87	356	41.49	9.253	556	78.51
9.500 - 9.999	707	93,824,949.37	7.82	355	42.70	9.736	551	77.10
10.000 - 10.499	241	30,120,752.56	2.51	358	43.88	10.265	547	77.63
10.500 - 10.999	264	34,504,394.03	2.88	357	43.28	10.704	548	78.10
11.000 - 11.499	73	8,591,603.28	0.72	356	41.02	11.238	542	77.64
11.500 - 11.999	78	9,618,648.76	0.80	357	43.05	11.732	561	80.70
12.000 - 12.499	34	4,165,545.56	0.35	358	43.97	12.227	547	75.28
12.500 - 12.999	9	1,060,672.75	0.09	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	35	2,668,160.05	0.22	325	36.40	8.486	605	20.41
25.01 - 30.00	21	2,251,978.64	0.19	330	38.89	7.377	626	28.30
30.01 - 35.00	27	3,360,306.44	0.28	335	37.87	7.566	617	32.81
35.01 - 40.00	57	6,869,188.29	0.57	349	39.06	7.590	609	37.75
40.01 - 45.00	66	7,724,279.00	0.64	351	40.79	8.121	595	42.66
45.01 - 50.00	104	15,422,173.85	1.29	346	39.60	7.721	596	47.66
50.01 - 55.00	162	22,988,858.77	1.92	348	38.80	7.838	593	52.75
55.01 - 60.00	284	41,446,622.60	3.45	351	40.48	8.450	572	58.21
60.01 - 65.00	278	42,558,608.79	3.55	353	41.15	8.001	583	63.01
65.01 - 70.00	475	75,620,857.66	6.30	350	38.86	7.809	593	68.00
70.01 - 75.00	1,311	205,010,763.83	17.08	355	41.33	8.470	561	73.80
75.01 - 80.00	1,244	214,443,202.83	17.87	351	40.12	7.687	609	78.69
80.01 - 85.00	1,242	229,846,259.84	19.15	355	41.16	8.228	596	83.80
85.01 - 90.00	1,733	318,621,734.05	26.55	354	41.12	7.843	626	89.20
90.01 - 95.00	56	11,167,769.62	0.93	351	41.65	7.055	713	93.99
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	712	99,654,450.36	8.30	357	42.80	9.180	509	68.90
520 - 539	1,016	151,961,870.80	12.66	357	43.19	9.252	529	75.07
540 - 559	796	130,504,779.46	10.88	357	41.07	8.632	551	78.65
560 - 579	912	147,123,388.68	12.26	356	40.04	8.235	569	78.85
580 - 599	681	106,439,284.44	8.87	357	41.28	8.141	589	78.60
600 - 619	570	90,737,199.91	7.56	353	40.52	7.943	609	78.59
620 - 639	721	139,855,936.96	11.65	353	40.56	7.597	629	80.73
640 - 659	577	108,637,556.82	9.05	352	39.68	7.221	649	82.06
660 - 679	490	97,567,006.48	8.13	349	39.15	6.937	669	80.37
680 - 699	217	45,091,379.86	3.76	341	39.32	6.808	689	80.44
700 - 719	151	32,455,285.11	2.70	342	39.24	6.603	710	78.74
720 - 739	102	20,816,184.32	1.73	338	37.73	6.518	730	78.37
740 - 759	60	11,801,864.84	0.98	342	38.14	6.604	750	79.38
760 - 779	49	9,319,965.70	0.78	337	35.11	6.280	768	75.22
780 - 799	29	6,013,337.37	0.50	325	38.15	6.271	788	75.77
800 - 819	12	2,021,273.15	0.17	302	38.00	6.419	802	73.71
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	333	53,185,510.34	4.43	348	14.78	7.796	609	76.63
20.01 - 25.00	394	58,810,359.44	4.90	352	23.16	7.711	614	76.85
25.01 - 30.00	544	82,167,344.02	6.85	350	28.08	7.831	605	75.84
30.01 - 35.00	760	118,209,879.05	9.85	353	33.06	7.860	605	77.81
35.01 - 40.00	1,000	166,338,182.86	13.86	351	38.16	7.903	607	77.95
40.01 - 45.00	1,334	229,951,793.94	19.16	353	43.10	7.952	601	78.59
45.01 - 50.00	2,047	381,894,084.83	31.82	354	48.20	7.946	607	79.84
50.01 - 55.00	683	109,443,609.78	9.12	357	53.36	9.095	543	74.80
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	643	173,903,635.37	14.49	355	41.07	7.457	613	74.48
Florida	943	141,062,966.34	11.76	354	40.79	8.038	587	77.79
New York	381	95,181,412.75	7.93	356	42.99	8.176	600	74.77
Massachusetts	291	74,991,026.39	6.25	357	39.84	6.440	644	80.82
New Jersey	294	69,160,657.43	5.76	356	42.41	8.573	589	75.95
Maryland	302	60,230,933.49	5.02	357	41.41	8.050	590	78.13
Ohio	452	54,122,585.83	4.51	348	39.67	8.026	608	81.25
Texas	403	42,791,834.04	3.57	339	40.72	8.838	575	76.75
Pennsylvania	307	40,659,042.99	3.39	349	40.61	8.056	593	79.49
Illinois	256	40,503,371.74	3.38	357	41.99	9.184	575	78.09
Michigan	272	33,176,598.57	2.76	356	40.06	8.336	581	80.61
Arizona	203	32,911,547.59	2.74	355	40.75	7.863	599	80.59
Washington	156	31,664,834.71	2.64	356	37.88	7.633	612	81.96
Wisconsin	215	30,241,309.54	2.52	341	40.64	8.299	614	80.68
Georgia	180	25,535,014.93	2.13	352	40.49	8.775	594	80.87
Minnesota	116	20,457,748.00	1.70	352	38.00	8.017	606	81.00
Connecticut	97	19,240,631.66	1.60	354	42.58	7.885	598	75.77
Nevada	82	18,103,103.04	1.51	355	38.77	7.643	598	76.99
Tennessee	156	17,943,482.64	1.50	344	40.52	8.415	588	82.42
Indiana	144	16,020,080.99	1.34	348	39.57	8.558	602	83.54
Hawaii	53	14,562,864.53	1.21	348	38.09	7.149	635	74.35
North Carolina	119	14,374,281.52	1.20	355	40.78	9.396	572	80.97
Missouri	116	14,269,016.06	1.19	348	38.62	7.921	607	82.58
Louisiana	119	13,047,935.42	1.09	342	39.13	8.349	585	77.88
Alabama	127	12,628,357.39	1.05	351	40.74	8.966	582	81.07
South Carolina	65	9,386,835.92	0.78	351	39.38	8.950	591	82.61
Rhode Island	47	9,317,962.56	0.78	356	41.55	7.621	587	73.59
Maine	63	9,207,307.15	0.77	356	41.40	8.283	601	75.58
New Hampshire	47	8,313,838.23	0.69	355	40.40	7.606	602	76.18
Colorado	43	7,309,022.21	0.61	345	38.63	7.907	629	81.18
Utah	45	6,468,185.83	0.54	351	40.13	7.937	592	79.38
Oklahoma	59	6,030,393.17	0.50	344	37.27	8.607	574	82.92
Oregon	36	5,619,793.40	0.47	354	36.62	7.577	617	79.95
Delaware	35	5,080,755.08	0.42	351	40.40	7.680	592	78.13
Kentucky	36	4,490,954.86	0.37	356	41.44	8.233	601	83.43
Mississippi	42	4,480,013.13	0.37	346	39.31	8.488	586	80.70
Iowa	39	4,167,710.29	0.35	350	40.08	8.755	592	81.33
Kansas	31	3,520,031.45	0.29	350	37.56	8.664	613	83.09
Arkansas	31	2,679,794.63	0.22	333	39.67	9.330	588	82.94
Alaska	11	2,029,238.54	0.17	358	41.93	8.698	586	80.81
Washington DC	7	1,294,379.82	0.11	359	46.03	7.856	579	63.30
Vermont	7	1,150,809.23	0.10	338	36.43	8.624	592	76.89
Montana	7	772,204.11	0.06	359	43.99	8.718	611	74.74
Idaho	7	739,650.83	0.06	338	35.65	7.800	615	82.41
North Dakota	3	382,325.64	0.03	359	41.13	9.317	580	85.30
South Dakota	3	359,832.05	0.03	358	36.57	7.386	709	80.26
Wyoming	3	344,332.38	0.03	359	39.50	7.125	678	80.75
Nebraska	1	71,120.79	0.01	178	48.00	6.000	661	90.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,967	1,182,423,345.36	98.54	353	40.71	8.005	600	78.15
Non-Owner Occupied	89	10,972,328.59	0.91	352	40.92	8.557	642	76.15
Second Home	39	6,605,090.31	0.55	352	42.72	8.234	597	75.10
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	5,398	913,167,000.85	76.10	353	40.65	7.875	603	78.79
Limited Documentation	1,064	174,739,359.89	14.56	354	40.93	8.455	581	78.14
Stated Documentation	633	112,094,403.52	9.34	355	41.01	8.437	605	72.57
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,607	1,119,540,356.51	93.29	353	40.68	8.042	598	77.90
Refinance-Debt Consolidation No Cash Out***	354	57,075,648.12	4.76	350	41.79	7.615	623	80.97
Purchase	134	23,384,759.63	1.95	358	40.32	7.508	634	81.70
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	321	66,460,400.37	5.54	337	38.18	6.442	742	77.89
7A	271	55,711,871.40	4.64	341	38.54	6.756	693	80.28
6A	466	92,685,274.33	7.72	348	39.21	6.898	669	80.68
5A	502	96,783,495.33	8.07	353	39.79	7.139	649	82.66
4A	614	119,033,225.15	9.92	352	40.85	7.460	632	81.00
3A	462	74,387,358.66	6.20	352	39.80	7.787	614	78.46
2A	1,154	199,254,854.40	16.60	355	40.56	7.964	585	80.52
A	936	152,921,262.86	12.74	357	40.08	8.293	571	79.56
B	1,244	183,389,605.22	15.28	357	43.02	9.243	541	75.88
C	1,006	143,657,946.49	11.97	356	42.27	9.096	524	70.28
D	119	15,715,470.05	1.31	357	44.58	9.877	520	57.89
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,165	1,027,333,202.54	85.61	353	40.53	8.014	599	78.27
Two-Four Family	274	67,109,382.71	5.59	357	42.66	8.070	609	75.84
PUD Detached	281	50,321,768.86	4.19	355	42.06	8.110	579	79.05
Condominium	201	35,617,584.29	2.97	354	41.40	7.698	610	78.48
Manufactured Housing	115	12,187,457.71	1.02	343	38.19	7.757	675	73.54
Single Family Attached	47	5,658,509.57	0.47	357	40.67	8.489	581	77.42
PUD Attached	12	1,772,858.58	0.15	345	46.00	8.031	591	75.74
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,696	491,730,762.19	40.98	355	41.36	8.286	596	77.91
12	122	27,720,226.57	2.31	351	40.88	7.283	643	74.37
24	11	4,143,232.38	0.35	334	35.41	7.195	642	83.92
30	27	5,523,437.36	0.46	359	42.16	8.679	567	83.46
36	4,239	670,883,105.76	55.91	351	40.27	7.840	601	78.34
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	6,738	1,034,267,081.04	86.19	352	40.67	8.094	596	77.62
Non-Conforming	357	165,733,683.22	13.81	356	41.07	7.498	623	81.18
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
12.000 - 12.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
12.500 - 12.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
13.000 - 13.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
13.500 - 13.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
14.000 - 14.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
14.500 - 14.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
15.000 - 15.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
15.500 - 15.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
16.000 - 16.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
16.500 - 16.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
17.000 - 17.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
17.500 - 17.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
18.000 - 18.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
18.500 - 18.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
19.000 - 19.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
6.000 - 6.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
6.500 - 6.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
7.000 - 7.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
7.500 - 7.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
8.000 - 8.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
8.500 - 8.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
9.000 - 9.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
9.500 - 9.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
10.000 - 10.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
10.500 - 10.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
11.000 - 11.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
11.500 - 11.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
12.000 - 12.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
12.500 - 12.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.02	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.05	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.08	359	47.45	5.995	711	83.88
3.000 - 3.249	5	1,214,599.78	0.13	359	41.44	6.501	599	80.44
3.250 - 3.499	41	10,587,641.35	1.10	356	42.13	6.582	602	78.80
3.500 - 3.749	101	25,778,689.33	2.69	359	40.37	6.589	606	80.99
3.750 - 3.999	11	2,291,766.03	0.24	358	38.90	7.180	610	79.48
4.000 - 4.249	25	4,117,882.57	0.43	359	40.36	8.754	580	81.08
4.250 - 4.499	223	35,551,625.86	3.70	357	42.03	9.248	571	77.64
4.500 - 4.749	13	1,894,488.94	0.20	359	40.13	7.348	651	71.43
4.750 - 4.999	41	8,993,589.32	0.94	357	40.56	7.078	716	85.05
5.000 - 5.249	59	13,391,813.52	1.39	355	39.46	6.768	675	81.76
5.250 - 5.499	226	47,229,589.04	4.92	358	39.21	6.946	662	82.13
5.500 - 5.749	311	63,373,661.65	6.60	358	39.24	7.201	643	81.81
5.750 - 5.999	554	107,596,141.90	11.21	357	41.45	7.570	618	80.74
6.000 - 6.249	1,301	217,066,923.74	22.61	357	40.40	7.979	588	79.95
6.250 - 6.499	791	127,338,233.54	13.26	358	40.54	8.518	563	79.12
6.500 - 6.749	1,149	169,217,123.45	17.63	357	42.95	9.166	538	75.07
6.750 - 6.999	859	122,922,586.82	12.80	357	42.69	9.199	523	69.09
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	9	1,229,286.77	0.13	355	38.46	8.612	568	79.76
March 2007	107	17,687,425.52	1.84	356	43.27	8.758	580	78.38
April 2007	527	78,402,362.83	8.17	356	42.10	8.488	575	78.92
May 2007	539	87,595,197.20	9.12	357	41.81	8.523	556	78.15
June 2007	3,890	669,404,963.96	69.73	357	41.22	8.224	582	77.90
July 2007	9	1,618,400.00	0.17	350	40.96	8.504	589	73.84
March 2008	10	1,644,012.69	0.17	356	41.53	7.731	605	79.98
April 2008	60	8,719,224.83	0.91	354	40.87	7.964	599	77.52
May 2008	54	9,156,190.41	0.95	357	38.76	7.913	583	79.67
June 2008	509	84,473,632.61	8.80	356	39.59	7.706	598	76.48
July 2008	1	62,250.00	0.01	360	52.00	10.750	543	75.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	5,593	941,809,143.37	78.48	354	41.46	8.238	588	78.77
Insured AVM	1,502	258,191,620.89	21.52	351	38.04	7.184	644	75.73
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.